EXHIBIT 16.1
Letterhead of Ernst & Young LLP
August 9, 2005
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Gentlemen:
We have read Item 4.01 of Form 8-K dated August 9, 2005 of Grant Prideco, Inc. and are in agreement with the statements contained in the first, second, third and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fifth paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2004 financial statements.

Ernst & Young LLP